Exhibit 2.2

                                  July 31, 2001


John Michael Sandel
Kitty Sandel
c/o Faith Walk Designs, Inc.
10825 Barley Lane, Suite D
Houston, TX 77070

         Re: Side Letter to that certain Merger Agreement by and between Decorize, Inc., ("Decorize"), Step of Faith, Inc., ("Step of Faith") and Faith Walk Designs, Inc., ("Faith Walk"), dated as of July 31, 2001, (the "Merger Agreement")

Dear Mr. Sandel:

         Referenceis made to that certain demand Promissory Note, dated June 19, 2001, executed by John Michael Sandel in favor of Decorate, Inc., in the amount of Thirty Thousand Dollars ($30,000.00), that certain demand Promissory Note, dated July 6, 2001, executed by John Michael Sandel in favor of Decorate, Inc., in the amount of Fifty Thousand Dollars ($50,000.00), and that certain demand Promissory Note, July 16, 2001, executed by John Michael Sandel in favor of Decorate, Inc., in the amount of Fifty Thousand Dollars ($50,000.00),(collectively, the "Notes").

         This Side Letter is being executed in conjunction with the Merger Agreement and any defined terms used herein shall have the meaning given them in the Merger Agreement unless otherwise defined herein.

         Notwithstanding anything in the Merger Agreement to the contrary, the parties agree to the following:

1. Before or at Closing, John Michael Sandel and Kitty Sandel shall pay to Decorate, Inc., all amounts due under the Notes, including accrued interest thereon. The payoff of the Notes and accrued interest shall be a condition precedent to the obligations of Decorize and Step of Faith under the Merger Agreement.

2. In the event Sterling Bank does not release Faith Walk of Faith Walk's obligations under any Security Agreement or Guaranty executed by the corporation in favor of Sterling Bank by reason of that certain Promissory Note, dated September 2, 1998 executed by John Michael Sandel and Kitty Sandel in favor of Sterling Bank in the amount of Three Hundred Fifteen Thousand Dollars ($315,000.00), John Michael Sandel and Kitty Sandel, husband and wife, jointly and severally, hereby agree to indemnify Decorize and Step of Faith for any costs, fees or expenses, including reasonably attorneys fees, arising directly or indirectly from any Security Agreement or Guaranty. This indemnity shall survive the Closing of the Merger Agreement.

3. Notwithstanding anything in the Merger Agreement to the contrary, John Michael Sandel agrees to pay to Decorize an amount equal to Six Thousand Five Hundred Seventy-Eight Dollars and Sixty-Two Cents ($6,578.62) and interest thereon at a rate of 6.75% per annum until all principal and accrued interest are paid in full. John Michael Sandel agrees that all principal and interest shall be paid in full to Decorize by January 1, 2002. John Michael Sandel agrees that Decorize shall have the right to set off on any amounts due from Decorize to Sandel.

4. This Side Letter incorporates by reference Sections 12.2, 12.3, 12.5, 12.6, 12.8 and 12.10 of the Merger Agreement as though repeated in their entirety herein.

         In the event that it should become necessary to enforce the terms of this Side Letter by legal action, the losing party shall pay the costs fees and expenses of the prevailing party.

         If this letter accurately reflects your understanding relating to the various issues addressed herein, please execute one original copy of this letter and return it to Decorize at the above address.

                                                   Sincerely,

                                                   DECORATE, INC.


                                                   By:  /s/ Jon Baker
                                                       -----------------------
                                                        Jon Baker, President


AGREED TO THIS 31st DAY OF JULY, 2001:


/s/ John Michael Sandel
-------------------------
John Michael Sandel


/s/ Kitty Sandel
-------------------------
Kitty Sandel


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